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This  document  is  important  and  requires  your  immediate  attention.   When
considering  what action to take, you are  recommended to seek advice  from your
stockbroker,   bank  manager,   solicitor,   accountant  or  other   independent
professional adviser without delay. A copy of this document together with the documents referred to in paragraph 14 of Part 7 has been delivered to the Registrar of Companies, pursuant to Section 77 of the Companies Act 1985.

This document includes particulars given in compliance with the USM Rules of the London Stock Exchange for the purpose of giving information with regard to the Company. The directors of COM-TEK Resources, Inc., whose names appear in the section entitled "Directors and Advisers", have taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein, whether of fact or of opinion. All directors accept responsibility accordingly.

Application has been made for the grant of permission to trade on the Unlisted Securities Market of the London Stock Exchange in the Common Shares and Class A Convertible Preferred Shares of the Company. It is emphasised that no such application has been made for either class of security to be admitted to listing.

The Common Shares and Class A Convertible Preferred Shares may not be immediately dealt in in the USA. Attention is drawn to the section entitled "Restrictions on Dealing" on page 17 of this document.

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                             COM-TEK Resources, Inc.
     (Incorporated in the State of Colorado in the United States of America
                             with Limited Liability)



                            Preliminary Announcement
                      for the year ended 30 September 1994

                           Acquisition of Access Power
                          Three Power Projects in China
                        Investment in China Joint Venture

                                    Offer of
         1,620,868 Class A Convertible Preferred Shares at 80p per share
                                   Placing of
                  61,000,000 New Common Shares at 4p per share
                                       and
         1,641,632 Class A Convertible Preferred Shares at 80p per share

                                  INDEBTEDNESS

At the close of business on 30 December 1994 the Company and its subsidiaries had outstanding unsecured loans of US$317,400 and outstanding obligations under finance leases of US$10,709 and letters of credit of US$25,000, such letters of credit being secured by a certificate of deposit of an equal amount.

Save as disclosed above and for intra group liabilities, at the close of business on 30 December 1994, the Company and its subsidiaries did not have any loan capital (including term loans) outstanding or created but unissued, or any mortgages, charges, debentures or other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

Foreign currency items included in the above amount have been translated into US dollars at the relevant rate of exchange at the close of business on 30 December 1994.

COM-TEK Resources, Inc.
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All of the  Group's  net oil and gas  production  for the last 3 years came from properties located within the continental United States and Canada, and was as follows:

                                               Net Gas (Mcf)    Net Oil (Bbls)
1994
US                                                129,958            3,115
                                                  -------            -----

TOTAL                                             129,958            3,115
                                                  -------            -----

1993
US                                                268,000            3,000
Canada                                            100,000            2,000
                                                  -------            -----

TOTAL                                             368,000            5,000
                                                  -------            -----

1992
US                                                287,788            3,123
Canada                                             82,283            1,801
                                                   ------            -----

TOTAL                                             370,071            4,924
                                                  -------            -----



Development Wells Drilled

The drilling activities of the Group, all of which were development wells, for the last three fiscal years, on the basis of wells drilled and the Group's net Working Interest therein were as follows:

                                    1994*            1993             1992
                               Gross/Net        Gross/Net        Gross/Net
Productive                       5/0.625          3/0.375          2/0.571
Dry                                  0/0              0/0              0/0
                               ---------        ---------        ---------
Total Wells                      5/0.625          3/0.375          2/0.571
                               =========        =========        =========


* Under its Galvan Ranch agreement, the company was tenant-in-common for each of these wells and at the Company's option, will back-in without penalty upon payout on a well-by-well basis.


Developed and Undeveloped Acreage

As at 30 September 1994, the Group held developed and undeveloped interests in oil and gas leases as follows:

                                          Developed and undeveloped Acreage
State                                       Gross Acres        Net Acres
Colorado                                            400               76
Kansas                                            1,400            1,386
Montana*                                         15,701              510
New Mexico                                          720              700
New York                                            134              134
Texas                                            68,305           10,526
                                                 ------           ------
                                                 86,660           13,332
                                                 ======           ======
TOTAL

* Sold subsequent to 30 September 1994.

ACQUISITION  OF ACCESS POWER

Since the change in the Board in early 1994, the Board has reviewed and analysed a number proposals for adding to the Group's existing business. Its conclusion was that whilst the US oil and gas business could be capable of profitable operation, the prospects for significant corporate growth an hence shareholder value by this business alone were limited. Although the Company has operated as an energy company in the past and will continue to do so, the Board has determined that other energy related activities outside the United States could provide greater opportunities to accomplish its goals on behalf of shareholders.

A number of proposals were considered including power generation in the PRC but the method of obtaining participation in such projects was not clear. In August 1994, an introduction was made to Access Power, a company which has developed contacts in PRC which enable it to deliver viable projects of the scale the Company could take on and which should be capable of generating income relatively quickly.

The Company has today entered into the Access Power Agreement. This agreement provides for the acquisition by the Company of the entire issued share capital of Access Power and hence of Access Power's interests in the joint ventures detailed below, all such other prospects for the development of or participation in certain types of power projects as have been identified by the Vendors and for all such future opportunities to be made available to Access Power The Access Power Agreement is conditional on completion of the Offer and Placing.

The Vendors are the founders and current owners of Access Power and both have been appointed Directors of the Company. Since 1993, the Vendors have been seeking power generation opportunities in China. They have now identified the opportunity to construct small power stations in China in joint ventures with local power bureaux and local authorities and through Access Power have already reached agreement for the construction and operation of three power stations, details of which are set out below and in paragraph 5 of Part 7.

Access Power was incorporated in May 1994 and, save for entering into the joint ventures detailed below and assisting in the establishment of the 50 megawatt power project also detailed below, has not traded. Access Power has no liabilities save those arising from the joint venture contracts and has had no income since incorporation.

MAN, the German engineering group, has been identified by Access Power as a potential supplier of generating sets for the small power stations and has been invited to quote for a packaged power station specification to meet the needs of the Chinese market. Access Power has, in addition, identified certain other power needs in China, including transformers and power distribution systems which may be suitable for COM-TEK. Access Power is also establishing contacts in other Far East developing countries where similar projects might be established.

Under the terms of the Access Power Agreement the Vendors will exclusively introduce to Access Power power generation business opportunities for the construction and operation of small power stations (100 megawatts or less), transmission lines and transformers, covering the supply and distribution, of electric power principally in China but also elsewhere in the world (including the USA and the UK). In particular the Vendors will introduce to Access Power a further nine 4 megawatt power station projects in Guangdong Province in China and the 100/0 interest in the western partner's 54% interest in a China joint venture established to complete the construction of a 50 megawatt power station project at Kaoyeo City, Guangdong Province.

The consideration under the Access Power Agreement will be payable as to a sum of US$50,000 and the issue of 8,250,000 Warrants in respect of each one of the three generating projects in respect of which Access Power has already reached agreement as detailed above, amounting in aggregate to US$150,000 and 24,750,000 Warrants. The US$50,000 of the consideration per project is to be satisfied by the issue of Class A Convertible Preferred Shares valued at a Common Share equivalent of US$0.075 per Common Share. These Class A Convertible Preferred Shares and Warrants will be issued as follows:

(1) the first 1/3 of such Class A Convertible Preferred Shares and Warrants in respect of a particular project are to be issued upon execution of all appropriate contracts and the business licence in respect of the relevant joint venture being issued by the relevant Government Department in the PRC in a form acceptable to COMTEK or on completion of the Access Power Agreement if later;

(2) the second 1/3 of such Class A Convertible Preferred Shares and Warrants in respect of a particular project are to be issued when the completion certificate is issued by the relevant Government Department certifying that the power station has passed the operation, reliability and efficiency tests;

(3) the final 1/3 of such Class A Convertible Preferred Shares and Warrants in respect of a particular project are to be issued when the first month's revenues are received from power generation from that plant.

If and when the Vendors introduce up to nine further such 4 megawatt projects to Access Power, with which Access Power decides to proceed, additional contingent consideration will be paid on the same per project basis.

COM-TEK shall pay to the Vendors further consideration of a sum equal to 10% of the gross projected project cost of any other projects introduced by the Vendors and participated in by Access Power. This consideration is subject to reduction such that the internal rate of return to the Group, after allowing the direct cost to the Group and confirmed third party debt finance, shall not be less than 20%. Such contingent consideration may be satisfied in Common Shares (or Class A Convertible Prefer Shares) or cash at COM-TEK's discretion.

In respect of Access Power's 10% interest in the western joint venture partner which has a 54% interest in a 50 megawatt project at Kaoyeo City, the Vendors will also receive US$50,000 (to be satisfied by issue of 30,303 Class A Convertible Preferred Shares at a Common Share equivalent price of US$0.075 per Common Share) together with 8,250,000 Warrants as well as the reimbursement of their expenses of US$25,000. Details of this project including Access Power's required $450,000 equity investment be found in the section headed "50 MegaWatt Power Project" below.

Following the introduction of a specific class of business (e.g. power stations under 10 megawatts), other than the twelve projects referred to above, in a specific country in respect of three separate projects or five linked projects, the Vendors will not thereafter be entitled to any further contingent consideration in respect of subsequent introductions in such class in such country.

Save for the commission payable in respect of the multi project financing package referred to below where the Vendors have commenced negotiations for the funding of projects or have identified potential project or corporate funding source for power generation business, they shall introduce funding source to Access Power but no further payments shall be made to them in respect thereof.

If the Board turns down a project introduced by the Vendors, such decision being made without their participation, the Vendors are free to introduce such project to any third party provided that the term such introduction are no more favourable than those offered to Access Power. The Vendors shall no liable to account to COM-TEK in respect of any profits earned in respect of such introductions.

The obligations of the parties will cease on the fifth anniversary of completion of the Access Power Agreement or may be terminated by either party giving not more than twelve months' notice expiring on or after the third such anniversary, save that the parties will continue to owe certain obligations to each other in respect of participation in projects arising from introductions by the Vendors before such dates.

Under the terms of separate agreements the Vendors are entitled to specific commissions payable respect of the arranging of a multi project financing package of up to US$20 million for the proposed PRC projects and for their assistance in the Offer and Placing. These commissions will amount to 1 1/2% each of the value of the financing package (such fee not to exceed US$300,000 in any event) and funds raised by the Offer and Placing, and are payable in Class A Convertible Preferred Shares. Further details of these agreements are set out in paragraph 5 of Part 7.

Upon becoming Directors of the Company and employees of Access Power, Messrs Stone and become entitled to participate in the Company's Stock Option Plans. It is agreed by the Board that they will be granted options under the plans to acquire Common Shares at US$0.075 per share. A grant of options to acquire up to 22,500,000 Common Shares will be made to each of them upon completion the Access Power Agreement and of these, options over 2,500,000 Common Shares shall vest Access Power entering into a joint venture in China for each of nine 4 megawatt power stations constructed and operated by such joint venture. The options will be exercisable as to 1/3 on the grant and acceptance by the Company of the business licence in respect of the project, 1/3 on the completion of the turnkey construction contract and the final 1/3 upon the receipt by the joint venture of the revenues from the operation of the power station.

CHINA AND ELECTRIC POWER

The PRC is the third largest country in the world in terms of land area. It has a territory of approximately 9.6 million square kilometres (5.97 million square miles). As at the end of 1991, the population PRC was over 1.15 billion. It is the world's most populous country, inhabited by about one-fifth world's population.

Administratively, the PRC is divided into 23 provinces, three municipalities and five autonomous regions. The three municipalities are Beijing, Shanghai and Tianjin, which report directly to the government. The autonomous regions are Inner Mongolia, Guangxi, Ningxia, Xinjiang and Tibet. Below the level of provinces autonomous regions are prefectures, cities, counties and townships.

In 1979, the PRC began implementing an economic reform programme in an effort to revitalise the economy and improve the standard of living. Since that time, the PRC government's economic policies